                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ______________

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                            (Amendment No._____)/1/


                                   CPAC Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   126145101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                August 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

          [X] Rule 13d-1(b)
          [_] Rule 13d-1(c)
          [_] Rule 13d-1(d)

________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                          --------------------------
  CUSIP No.  126145101              13G                Page 2 of 4 Pages
--------------------------                          --------------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      President and Fellows of Harvard College
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION


      Massachusetts
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER


     NUMBER OF            783,000 shares
                   -----------------------------------------------------------
      SHARES         6.   SHARED VOTING POWER

   BENEFICIALLY
                          ---
     OWNED BY      -----------------------------------------------------------
                     7.   SOLE DISPOSITIVE POWER
       EACH

    REPORTING             783,000 shares
                   -----------------------------------------------------------
      PERSON         8.   SHARED DISPOSITIVE POWER

       WITH               ---

------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      783,000 shares
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      14.0%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      EP
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------

Item 1(a)  Name of Issuer:
           CPAC Inc.

     1(b)  Address of Issuer's Principal Executive Offices:
           2364 Leicester Road
           Leicester, NY 14481

Item 2(a)  Name of Person Filing:
           President and Fellows of Harvard College

     2(b) Address of Principal Business Office or, if none, Residence: c/o Harvard Management Company, Inc.
           600 Atlantic Avenue
           Boston, MA 02210

     2(c)  Citizenship:
           Massachusetts


     2(d)  Title of Class of Securities:
           Common Stock

     2(e)  CUSIP Number:
           126145101

Item 3. The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).


Item 4.    Ownership:

     4(a)  Amount beneficially owned:
           783,000 shares

     4(b)  Percent of class:
           14.0%

     4(c)  Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote:
               783,000 shares

                               Page 3 of 4 Pages

          (ii)  Shared power to vote or to direct the vote:
                _____

          (iii) Sole power to dispose or to direct the disposition of:
                783,000 shares

          (iv)  Shared power to dispose or to direct the disposition of
                _____

Item 5    Ownership of Five Percent or Less of a Class:
                Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
                Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                Not Applicable.

Item 9    Notice of Dissolution of a Group:
                Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PRESIDENT AND FELLOWS OF HARVARD
                                            COLLEGE

                                            By: /s/ Michael S. Pradko
                                                -----------------------------
                                              Name:   Michael S. Pradko
                                              Title:  Authorized Signatory

September 6, 2000

                               Page 4 of 4 Pages